Exhibit

Exhibit Description

99.1	Announcement on 2015/05/27: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2015/05/29: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2015/06/05: Represent major subsidiary UMC Group (USA) to announce the change of President

99.4	Announcement on 2015/06/08: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2015/06/09: Important Resolutions from UMC’s 2015 Annual General Meeting

99.6	Announcement on 2015/06/09: The Company’s re-election of directors at 2015 Annual General Shareholders’ Meeting

99.7	Announcement on 2015/06/09: UMC’s 2015 Annual General Meeting has approved to release the newly elected Director from non-competition restrictions

99.8	Announcement on 2015/06/09: UMC announces newly appoint members of the 3rd term of audit committee

99.9	Announcement on 2015/06/17: Stan Hung is elected as Chairman unanimously by the Board of Directors

99.10	Announcement on 2015/06/17: UMC announces board resolution to appoint members of the 3rd term of remuneration committee

99.11	Announcement on 2015/06/17: UMC will attend investor conferences on 2015/06/22

99.12	Announcement on 2015/06/18: To announce related materials on acquisition of machinery and equipment

99.13	Announcement on 2015/06/22: To announce related materials on acquisition of machinery and equipment

99.14	Announcement on 2015/06/24: The company determined to adjust cash dividend ratio

99.15	Announcement on 2015/06/24: The Company announced the record date for cash dividend

99.16	Announcement on 2015/06/08: May Revenue

99.17	Announcement on 2015/06/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/05/22~2015/05/27
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $1,669,234,500 NTD; total transaction price: $1,669,234,500 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/05/28~2015/05/29
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $510,804,000 NTD; total transaction price: $510,804,000 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.3

Represent major subsidiary UMC Group (USA) to announce the change of President

1. Date of the board of directors resolution or date of occurrence of the change: 2015/06/05
2. Name and resume of the replaced general manager: Jason Wang¡AUMC Group(USA) President
3. Name and resume of the new general manager: TJ Lin¡AUMC Group(USA) Vice President
4. Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new appointment” ): position adjustment
5. Reason for the change: position adjustment
6. Effective date of the new appointment: 2015/06/05
7. Any other matters that need to be specified: None

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/05/19~2015/06/08
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $522,889,924 NTD; total transaction price: $522,889,924 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.5

Important Resolutions from UMC’s 2015 Annual General Meeting

1. Date of the shareholders’ meeting: 2015/06/09
2. Important resolutions:

(1) Approved the 2014 business report and financial statements

10,238,447,585 shares were represented at the time of voting

(including 5,924,312,156 shares voted via electronic transmission)

Votes for: 8,289,054,409 votes; 80.96% of the total represented at the time of voting.

Votes against: 1,456,270 votes; 0.01% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 1,947,936,906 votes; 19.03% of the total represented at the time of voting.

(2) Approved the 2014 retained earnings distribution

10,238,447,585 shares were represented at the time of voting

(including 5,924,312,156 shares voted via electronic transmission)

Votes for: 8,352,263,209 votes; 81.58% of the total represented at the time of voting.

Votes against: 1,464,871 votes; 0.01% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 1,884,719,505 votes; 18.41% of the total represented at the time of voting.

(3) Re-elect the Company’s 13th term of directors

Stan Hung, 10,829,660,229 votes

Chun-Yen Chang, 7,691,391,133 votes

Chung Laung Liu, 7,674,141,767 votes

Cheng-Li Huang, 7,590,901,303 votes

Wenyi Chu, 7,473,926,828 votes

Ting-Yu Lin, 7,311,659,106 votes

Po-Wen Yen, Representative of Hsun Chieh Investment Co., 6,866,194,301 votes

Jann-Hwa Shyu, Representative of UMC Science and Culture Foundation, 6,612,522,277 votes

Jason S. Wang, Representative of Silicon Integrated Systems Corp., 6,518,370,048 votes

(4) Approved to release the newly elected Director from non-competition restrictions

10,238,447,585 shares were represented at the time of voting

(including 5,924,312,156 shares voted via electronic transmission)

Votes for: 7,748,820,223 votes; 75.68% of the total represented at the time of voting.

Votes against: 223,603,272 votes; 2.18% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 2,266,024,090 votes; 22.13% of the total represented at the time of voting.

(5) Approved the issuance plan for private placement of common shares ADR/GDR or CB/ECB, including Secured or Unsecured Corporate Bonds, no more than 10% of registered capital

10,238,447,585 shares were represented at the time of voting

(including 5,924,312,156 shares voted via electronic transmission)

Votes for: 8,173,609,518 votes; 79.83% of the total represented at the time of voting.

Votes against: 54,200,714 votes; 0.53% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 2,010,637,353 votes; 19.64% of the total represented at the time of voting.

3. Endorsement of the annual financial statements (indicate “yes” or “no”): yes
4. Any other matters that need to be specified: none

Exhibit 99.6

The Company’s re-election of directors at 2015 Annual General Shareholders’ Meeting

1. Date of occurrence of the change: 2015/06/09
2. Name and resume of the replaced person:

Directors:

Stan Hung, Chairman of UMC

Chun-Yen Chang, Foreign Member, National Academy of Engineering, U.S.A.

Chung Laung Liu, Academician, Academia Sinica

Paul S.C. Hsu, Kao Reyan Chair Professor of Feng Chia University

Cheng-Li Huang, Professor of Accounting, Tamkang University

Ting-Yu Lin, Chairman of Sunrox International Inc.

Silicon Integrated Systems Corp. Representative¡GJann-Hwa Shyu, Senior Vice President, UMC

UMC Science and Culture Foundation Representative¡GWen-Yang Chen, Chairman, Wavetek Microelectronics Corporation

Hun Chieh Investment Co. Representative¡GPo-Wen Yen, CEO, UMC

3. Name and resume of the replacement:

Directors:

San Hung, Chairman of UMC

Chun-Yen Chang, Foreign Member, National Academy of Engineering, U.S.A.

Chung Laung Liu, Academician, Academia Sinica

Cheng-Li Huang, Professor of Accounting, Tamkang University

Wenyi Chu, Professor of Business Administration, National Taiwan University

Ting-Yu Lin, Chairman of Sunrox International Inc.

Hsun Chieh Investment Co., Representative¡GPo-Wen Yen, CEO, UMC

UMC Science and Culture Foundation, Representative¡GJann-Hwa Shyu, Senior Vice President, UMC

Silicon Integrated Systems Corp., Representative¡GJason S. Wang, Senior Vice President, UMC

4. Type of the change (please enter: “resignation”, “discharge”, “tenure expired” or “new appointment” ):tenure expired
5. Reason for the change: Re-election
6. Number of shares held by the new director at the time of appointment:

Stan Hung: 14,441,452 shares

Chun-Yen Chang¡G0 share

Chung Laung Liu¡G0 share

Cheng-li Huang: 0 share

Wenyi Chu¡G0 shares

Ting-Yu Lin¡G12,547,222 shares

Hsun Chieh Investment Co., Ltd.¡G441,371,000 shares

UMC Science and Culture Foundation¡G10,000 shares

Silicon Integrated Systems Corp.¡G315,380,424 shares

7. Original term (from      to      ):2012/06/12~2015/06/11
8. Effective date of the new appointment: 2015/06/09
9. Rate of turnover of directors of the same term: Re-election
10. Any other matters that need to be specified: None

Exhibit 99.7

UMC’s 2015 Annual General Meeting has approved to release the newly elected Director from non-competition restrictions

1. Date of the shareholders’ meeting resolution: 2015/06/09
2. Name and title of the director with permission to engage in competitive conduct: Independent director, Chung Laung Liu
3. Items of competitive conduct in which the director is permitted to engage: To act as the director of Macronix International Co., Ltd and the independent director of Powerchip Technology Corporation.
4. Period of permission to engage in the competitive conduct: Same as the period of 13th term of Board of Directors
5. Circumstances of the resolution (please describe the results of the voting under Article 209 of the Company Act):

Proposal Approved Upon Voting, Voting Result:

10,238,447,585 shares were represented at the time of voting

(including 5,924,312,156 shares voted via electronic transmission)

Votes for: 7,748,820,223 votes; 75.68% of the total represented at the time of voting.

(including 3,592,886,890 shares voted via electronic transmission)

Votes against: 223,603,272 votes; 2.18% of the total represented at the time of voting.

(including 223,603,272 shares voted via electronic transmission)

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

(including 0 shares voted via electronic transmission)

Votes abstained: 2,266,024,090 votes; 22.13% of the total represented at the time of voting.

(including 2,107,821,994 shares voted via electronic transmission)

6. If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the director (if it is not business of a mainland China area enterprise, please enter “not applicable” below): Not applicable
7. Company name of the mainland China area enterprise and the director’s position in the enterprise: Not applicable
8. Address of the mainland China area enterprise: Not applicable
9. Business items of the mainland China area enterprise: Not applicable
10. Degree of effect on the Company’s finances and business: Not applicable
11. If the director has invested in the mainland China area enterprise, the monetary amount of the director’s investment and the director’s shareholding ratio: Not applicable
12. Any other matters that need to be specified: None

Exhibit 99.8

UMC announces newly appoint members of the 3rd term of audit committee

1. Date of occurrence of the change: 2015/06/09
2. Name of the functional committees: Audit Committee
3. Name and resume of the replaced member:

Chun-Yen Chang, Foreign Member, National Academy of Engineering, U.S.A.

Chung Laung Liu, Academician, Academia Sinica

Paul S.C. Hsu, Kao Reyan Chair Professor of Feng Chia University

Cheng-Li Huang, Professor of Accounting, Tamkang University

4. Name and resume of the new member:

Chun-Yen Chang, Foreign Member, National Academy of Engineering, U.S.A.

Chung Laung Liu, Academician, Academia Sinica

Cheng-Li Huang, Professor of Accounting, Tamkang University

Wenyi Chu, Professor of Business Administration, National Taiwan University

5. Type of the change (please enter: “resignation”, “discharge”,
¡§tenure expired” or “new appointment”): Tenure expired
6. Reason of the change: Re-election
7. Original term (from      to      ):2012/06/12~2015/06/11
8. Effective date of the new member:2015/06/09
9. Any other matters that need to be specified: None

Exhibit 99.9

Stan Hung is elected as Chairman unanimously by the Board of Directors

1. Date of the board of directors resolution or date of occurrence of the change: 2015/06/17
2. Name and resume of the replaced chairman: Stan Hung, Chairman, UMC
3. Name and resume of the new chairman: Stan Hung, Chairman, UMC
4. Type of the change (please enter: “resignation”, “position adjustment”, “conge”, “tenure expired” or “new appointment” ): tenure expired
5. Reason for the change: Re-election of the directors at 2015 AGM
6. Effective date of the new appointment: 2015/06/17
7. Any other matters that need to be specified: None

Exhibit 99.10

UMC announces board resolution to appoint members of the 3rd term of remuneration committee

1. Date of occurrence of the change: 2015/06/17
2. Name of the functional committees: Remuneration committee
3. Name and resume of the replaced member:

Chun-Yen Chang, Foreign member, National Academy of Engineering, U.S.A.

Chung Laung Liu, Academician, Academia Sinica

Paul S. C. Hsu, Kao Reyan Chair Professor of Feng Chia University

Cheng-Li Huang, Professor of Accounting, Tamkang University

4.Name and resume of the new member:

Chun-Yen Chang, Foreign member, National Academy of Engineering, U.S.A.

Chung Laung Liu, Academician, Academia Sinica

Cheng-Li Huang, Professor of Accounting, Tamkang University

Wenyi Chu, Professor of Business Administration, National Taiwan University

5.Type of the change (please enter: “resignation”, “discharge”, “tenure expired” or “new appointment”):tenure expired
6.Reason of the change: Re-election
7.Original term (from      to      ): 2012/06/12~2015/06/11
8.Effective date of the new member: 2015/06/17
9.Any other matters that need to be specified: None

Exhibit 99.11

UMC will attend investor conferences on 2015/06/22

1. Date of the investor conference: 2015/06/22
2. Time of the investor conference: 09:00
3. Location of the investor conference: Grand Hyatt Hotel, Taipei
4. Brief information disclosed in the investor conference: The Company will attend the “Taiwan Conference 2015”,held by UBS.
5. The presentation of the investor conference release: It will be the same as the investor conference on 2015/04/29.
6. Will the presentation be released in the Company’s website: Yes, please refer to the Company’s website at www.umc.com
7. Any other matters that need to be specified: None.

Exhibit 99.12

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/04/17~2015/06/18
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $761,106,850 NTD; total transaction price: $761,106,850 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.13

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/05/25~2015/06/22
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $587,206,253 NTD; total transaction price: $587,206,253 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.14

The Company determined to adjust cash dividend ratio

1. Date of the resolution of the board of directors or shareholders’ meeting: 2015/06/24
2. Type and monetary amount of original dividend distribution:

Cash dividend NTD$6,939,321,835, each common share is entitled to receive NTD$0.55

3. Type monetary amount of dividend distribution after the change:

Cash dividend NTD$6,939,321,835, each common share is entitled to receive NTD$0.54969673

4. Reason for the change:

Due to employee stock options having been exercised and the company transferred its treasury shares to employees, the number of outstanding common shares changed accordingly, resulting in the adjustment of cash dividend ratio. It was resolved by the Board Meeting on June 17, 2015 to fully authorize chairman to adjust the dividend ratio.

5. Any other matters that need to be specified: None

Exhibit 99.15

The Company announced the record date for cash dividend

1. Date of the resolution by the board of directors or shareholders’ meeting or decision by the Company: 2015/06/24
2. Type of ex-rights or ex-dividend (please enter: “Ex-rights”, “Ex-dividend”, or “Ex-rights and dividend”): Ex-dividend
3. Type and monetary amount of dividend distribution:

Cash dividend NTD$6,939,321,835, each common share is entitled to receive NTD$0.54969673

4. Ex-rights (ex-dividend) trading date: 2015/07/14
5. Last date before book closure: 2015/07/15
6. Book closure starting date: 2015/07/16
7. Book closure ending date: 2015/07/20
8. Ex-rights (ex-dividend) record date: 2015/07/20
9. Any other matters that need to be specified: Cash dividend for common shares is estimated to be paid on 2015/08/13.

Exhibit 99.16

United Microelectronics Corporation
June 8, 2015

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of May 2015.

1)	Sales volume (NT$ Thousand)

Period	Items	2015	2014	Changes	%
May	Net sales	12,931,054	11,930,014	1,001,040	8.39%
Year-to-Date	Net sales	63,601,211	55,152,339	8,448,872	15.32%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,700,000	1,700,000	45,085,932
Note: On December 24, 2015, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million.

4)	Financial derivatives transactions : None

Exhibit 99.17

United Microelectronics Corporation
For the month of May, 2015

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

		Number of
		shares as of April	Number of shares as
Title	Name	30, 2015	of May 31, 2015	Changes
Chief Human Resource Officer	Eric Chen	185,557	95,557	(90,000)
Vice President	Steve Wang	136,000	40,000	(96,000)
Vice President	Arthur Kuo	111,000	102,000	(9,000)
Associate Vice President	Le Tien Jung	60,000	0	(60,000)
Associate Vice President	Jerry CJ Hu	80,000	40,000	(40,000)
Associate Vice President	Yau Kae Sheu	60,000	0	(60,000)
Associate Vice President	Y S Shen	100,000	92,000	(8,000)

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	April 30, 2015	May 31, 2015	Changes
-	-	-	-	—